UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 1)

Hastings Entertainment, Inc.
(Name of Subject Company and Filing Person)
Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)
418365102
(CUSIP Number of Class of Securities)

Dan Crow	Copies to:
Vice President, Chief Financial Officer Hastings Entertainment, Inc. 3601 Plains Boulevard Amarillo, Texas 79102 Telephone: (806) 677-1402	S. Benton Cantey, Esq. Kelly Hart & Hallman LLP 201 Main Street, Suite 2500 Fort Worth, Texas 76102 Telephone: (817) 878-3559
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$619,264.02*	$34.55**

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 418,530 shares of the issuer’s common stock and have an aggregate value of $619,264.02 as of June 8, 2009, calculated based on a Black-Scholes option pricing model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.
☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS
SIGNATURE
EX-99.(A)(1)(M)
EX-99.(A)(1)(N)
EX-99.(A)(1)(O)
EX-99.(A)(1)(P)
EX-99.(A)(1)(Q)
EX-99.(A)(1)(R)
EX-99.(A)(1)(S)

INTRODUCTORY STATEMENT
This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2009, by Hastings Entertainment, Inc., a Texas corporation (the “Company”). The Schedule TO relates to the offer (the “Exchange Offer”) by the Company to its Eligible Employees (as defined below), subject to specified conditions, to exchange Eligible Stock Options (as defined below) for Restricted Stock Units (as defined below).
The “2006 Plan” refers to the Hastings Entertainment, Inc. 2006 Incentive Stock Plan.
An “Eligible Employee” refers to an employee of the Company who (i) holds Eligible Stock Options, (ii) as of the date the Exchange Offer commences and the date the Exchange Offer is completed, is actively employed by the Company and (iii) is eligible to participate in the 2006 Plan.
An “Eligible Stock Option” refers to a stock option with an exercise price per share of $5.00 or greater.
A “Restricted Stock Unit” refers to a restricted stock unit granted pursuant to the Exchange Offer under the 2006 Plan.
This Amendment is filed solely to (i) extend the Exchange Offer so that its new expiration deadline is 11:59 p.m., Central Daylight Savings Time, on July 13, 2009, (ii) amend the Exchange Offer to provide that Eligible Stock Options surrendered thereunder and accepted by the Company shall be cancelled on July 14, 2009, and (iii) amend the Exchange Offer to provide that Restricted Stock Units granted in exchange for Eligible Stock Options surrendered thereunder and accepted by the Company shall be granted on July 14, 2009.
The Offer to Exchange Certain Stock Options for Restricted Stock Units, dated June 15, 2009 (the “Offer to Exchange”), is amended and restated in its entirety by the Amended and Restated Offer to Exchange Certain Stock Options for Restricted Stock Units, dated June 19, 2009, attached hereto as Exhibit (a)(1)(M) (the “Amended Offer to Exchange”). The Form of Election Form is amended and restated in its entirety by the Amended and Restated Form of Election Form, attached hereto as Exhibit (a)(1)(N). The Form of Election Form Rejection Letter is amended and restated in its entirety by the Amended and Restated Form of Election Form Rejection Letter, attached hereto as Exhibit (a)(1)(O). The Form of Notice of Withdrawal is amended and restated in its entirety by the Amended and Restated Form of Notice of Withdrawal, attached hereto as Exhibit (a)(1)(P). The Form of Notice of Withdrawal Rejection Letter is amended and restated in its entirety by the Amended and Restated Form of Notice of Withdrawal Rejection Letter, attached hereto as Exhibit (a)(1)(Q). The Form of Reminder Communication to Eligible Employees Regarding Expiration Date is amended and restated in its entirety by the Amended and Restated Form of Reminder Communication to Eligible Employees Regarding Expiration Date, attached hereto as Exhibit (a)(1)(R).
All information in the Amended Offer to Exchange is hereby expressly incorporated by reference to supplement Items 1 through 11 of the Schedule TO to the extent such Items incorporate by reference the information contained in the Offer to Exchange.
ITEM 12. EXHIBITS.

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for Restricted Stock Units, dated June 15, 2009

(a)(1)(B)*	Form of Election Form

(a)(1)(C)*	Form of Election Form Rejection Letter

(a)(1)(D)*	Form of Notice of Withdrawal

(a)(1)(E)*	Form of Notice of Withdrawal Rejection Letter

Exhibit No.	Document
(a)(1)(F)*	Form of Reminder Communication to Eligible Employees Regarding Expiration Date

(a)(1)(G)*	Form of Election Form Receipt Letter

(a)(1)(H)*	Form of Notice of Withdrawal Receipt Letter

(a)(1)(I)*	Employee Presentation Materials

(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (filed with the Securities and Exchange Commission on April 21, 2009 (SEC File No. 000-24381) and incorporated herein by reference)

(a)(1)(K)	Quarterly Report on Form 10-Q for the quarter ended April 30, 2009 (filed with the Securities and Exchange Commission on June 2, 2009 (SEC File No. 000-24381) and incorporated herein by reference)

(a)(1)(L)	Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 29, 2009 (SEC File No. 000-24381 ) with respect to the Company’s 2009 annual shareholder’s meeting and incorporated herein by reference

(a)(1)(M)	Amended and Restated Offer to Exchange Certain Stock Options for Restricted Stock Units, dated June 19, 2009

(a)(1)(N)	Amended and Restated Form of Election Form

(a)(1)(O)	Amended and Restated Form of Election Form Rejection Letter

(a)(1)(P)	Amended and Restated Form of Notice of Withdrawal

(a)(1)(Q)	Amended and Restated Form of Notice of Withdrawal Rejection Letter

(a)(1)(R)	Amended and Restated Form of Reminder Communication to Eligible Employees Regarding Expiration Date

(a)(1)(S)	Email Communication to Eligible Employees Regarding Change in Expiration Date

(b)	Not applicable

(d)(1)	Hastings Entertainment, Inc. 2006 Incentive Stock Plan (filed as Appendix A to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 12, 2006 (SEC File No. 000-24381) with respect to the Company’s 2006 annual shareholder’s meeting and incorporated herein by reference)

(d)(2)	Hastings Entertainment, Inc. 2002 Incentive Stock Plan (filed as Appendix C to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 16, 2002 (SEC File No. 000-24381) with respect to the Company’s 2002 annual shareholder’s meeting and incorporated herein by reference)

(d)(3)	Hastings Entertainment, Inc. 2002 Stock Option Plan for Outside Directors (filed as Appendix B to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 16, 2002 (SEC File No. 000-24381) with respect to the Company’s 2002 annual shareholder’s meeting and incorporated herein by reference)

(d)(4)	Hastings Entertainment, Inc. 2002 Stock Grant Plan for Outside Directors (filed as Appendix A to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 16, 2002 (SEC File No. 000-24381) with respect to the Company’s 2002 annual shareholder’s meeting and incorporated herein by reference)

Exhibit No.	Document
(d)(5)	Hastings Entertainment, Inc. Amended 1996 Incentive Stock Plan (previously filed as an exhibit to the Company’s Registration Statement on Form S-1, dated March 18, 1998 and filed with the Securities and Exchange Commission on March 13, 1998 (File No. 333-47969) and incorporated herein by reference)

(d)(6)	Hastings Entertainment, Inc. 1994 Stock Option Plan (filed as an exhibit to the Company’s Registration Statement on Form S-1/A, dated May 19, 1998 and filed with the Securities and Exchange Commission on May 19, 1998 (File No. 333-47969) and incorporated herein by reference)

(d)(7)	Hastings Entertainment, Inc. 1991 Stock Option Plan (filed as an exhibit to the Company’s Registration Statement on Form S-1/A, dated May 19, 1998 and filed with the Securities and Exchange Commission on May 19, 1998 (File No. 333-47969) and incorporated herein by reference)

(d)(8)	Hastings Entertainment, Inc. Associates’ 401(k) Plan and Trust (filed as an exhibit to the Company’s Registration Statement on Form S-1, dated March 18, 1998 and filed with the Securities and Exchange Commission on March 13, 1998 (File No. 333-47969) and incorporated herein by reference)

(d)(9)	Hastings Employee Stock Ownership Plan Trust Agreement (filed as an exhibit to the Company’s Registration Statement on Form S-1, dated March 18, 1998 and filed with the Securities and Exchange Commission on March 13, 1998 (File No. 333-47969) and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Schedule TO.

SIGNATURE
     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.
Dated: June 23, 2009

/s/ Dan Crow Dan Crow
Vice President,
Chief Financial Officer
(Principal Financial and Accounting Officer)

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